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SEC FILE NUMBER
1-11376

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
ALLIED DEFENSE GROUP INC

Full Name of Registrant

Former Name if Applicable
8000 Towers Crescent Drive, Suite 260

Address of Principal Executive Office (Street and Number)
Vienna, VA 22182

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company has determined that it must delay the filing of its Form 10-K for the year ended December 31, 2009 in order to afford the Company additional time to arrange funding to pay the remaining balance of its 2009 audit fees. The Company’s auditors are requiring payment in full of the 2009 audit fees and related expenses prior to the release of their audit report. The Company expects to have the remaining balance paid and its Form 10-K filed on or before the 15th calendar day following the date on which the Form 10-K was due (i.e. on or before April 15, 2010).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Deborah F. Ricci	703	847-5268
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its audited results of operations for the year ended December 31, 2009 will show a net loss (in thousands of dollars) of $8,307, compared to a net loss of $10,442 for the year ended December 31, 2008. Results from 2009 benefited from an increase in net income from discontinued operations of $1,710.

The Allied Defense Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03-31-2010	By	/s/ Deborah F. Ricci

Chief Financial Officer

April 1, 2010

The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, VA 22182

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of The Allied Defense Group, Inc. (“the Company”). We were unable to issue our audit report by the required filing date of March 31, 2010 due to unpaid fees associated with the 2009 audit of the Company’s consolidated financial statements.

Very truly yours,

/s/ BDO Seidman LLP

Bethesda, Maryland
April 1, 2010